FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                                HSBC BANK CANADA
                    FOURTH QUARTER 2004 RESULTS - HIGHLIGHTS

   - Net income attributable to common shares was C$345 million for the year ended 31 December 2004, an increase of 18.2 per cent over 2003.

   - Net income attributable to common shares was C$86 million for the quarter ended 31 December 2004, an increase of 21.1 per cent over the same period in 2003.

   - Return on average common equity was 18.3 per cent for the year ended 31 December 2004 and 16.6 per cent for the quarter ended 31 December 2004 compared with 18.7 per cent and 17.0 per cent, respectively, for the same periods in 2003.

   - The cost:income ratio improved to 56.0 per cent for the year ended 31 December 2004 and 55.6 per cent for the quarter ended 31 December 2004 compared with 57.0 per cent and 61.6 per cent, respectively, for the same periods in 2003.

   - Total assets were C$43.3 billion at 31 December 2004, an increase of C$5.8 billion, or 15.5 per cent, from C$37.5 billion at 31 December 2003.

   - Total funds under management were C$17.7 billion at 31 December 2004, an increase of C$3.4 billion, or 23.8 per cent, from C$14.3 billion at 31 December 2003.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$345 million for the year ended 31 December 2004, an increase of C$53 million, or
18.2 per cent, from C$292 million for 2003. Net income attributable to common shares for the quarter ended 31 December 2004 was C$86 million, an increase of C$15 million, or 21.1 per cent, compared with C$71 million for the same period in 2003. Net income in 2004 benefited from growth in the balance sheet, growth in funds under management, an improvement in the equity markets and a one-time change in accounting for mortgage loan prepayment fees. These were partially offset by higher salaries and benefits costs and other operating expenses due to increased business activities.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "We are pleased with our results for the year. We have achieved our objectives for 2004 in that we grew revenues, controlled our costs and managed our capital efficiently. Revenue grew faster than costs, and resulted in a 100 basis point improvement in our cost:income ratio over 2003. We achieved this in an extremely competitive interest rate environment, which negatively impacted spreads throughout 2004. It was encouraging to see increased growth in our non-interest revenue during 2004, which shows the better balance of our operations.

"The integration of Intesa Bank Canada was successfully completed in the fourth quarter of 2004, with minimal impact to our customers. We will leverage these assets, along with the expanded capabilities of the ABM-network sharing agreement with the BMO Financial Group, to further increase our customers' access to our banking services."

Net interest income

Net interest income for the year ended 31 December 2004 was C$896 million, an increase of C$31 million, or 3.6 per cent, from C$865 million for 2003. For the quarter ended 31 December 2004 net interest income was C$229 million, an increase of C$16 million, or 7.5 per cent, from C$213 million for the same quarter in 2003. Net interest income benefited from the acquisition of the former Intesa Bank Canada (Intesa) and a one-time change in accounting for mortgage loan prepayment fees. An improving economy in Canada, along with historically low borrowing costs, helped spur increases in lending across all customer groups. Average loan balances for the year ended 31 December 2004 were C$26,922 million, an increase of C$2,379 million, or 9.7 per cent, compared with C$24,543 million for last year. For the fourth quarter of 2004, average loan balances were C$28,235 million compared with C$25,113 million for the same period in 2003.

The net interest margin, as a percentage of average interest earning assets, was
2.49 per cent for the year ended 31 December 2004 and 2.38 per cent for fourth quarter of 2004. For the same periods in 2003, the net interest margin was 2.66 per cent and 2.53 per cent, respectively. Net interest margins continue to be impacted by extremely competitive industry pricing on all lending and deposit products, particularly in personal financial services.

Non-interest revenue

Other income was C$526 million for the year ended 31 December 2004, an increase of C$83 million, or 18.7 per cent, compared with C$443 million for 2003. For the quarter ended 31 December 2004, other income was C$143 million, an increase of C$28 million, or 24.3 per cent, from C$115 million in the fourth quarter of 2003.

Credit fees were higher in 2004 due to increased commercial lending activities as economic conditions improved through the year. In addition, expectations of continued low interest rates in 2004 shortened the average term of loans entered into, which resulted in an increase in the number of lending transactions. Capital market fees in 2004 were higher than the comparative periods in 2003 due to increased retail brokerage commissions as customer trading volume improved alongside the equity markets in 2004. Benefits from our investment in our wealth management businesses during 2004 also drove higher trading volumes. Investment administration fees increased in 2004 over 2003 due to higher sales of our personal investment products. The continued volatility of foreign currency exchange rates during 2004, particularly between the Canadian and US dollars, benefited foreign exchange revenue as it drove increased customer activity. Other income in 2004 was higher than in 2003 due to gains from merchant banking activities and higher advisory fees.

Non-interest expenses

Non-interest expenses were C$796 million for the year ended 31 December 2004, an increase of C$51 million, or 6.8 per cent, compared with C$745 million for 2003. For the quarter ended 31 December 2004, non-interest expenses were C$207 million, an increase of C$5.0 million, or 2.5 per cent, from C$202 million in the fourth quarter of 2003.

Salaries and benefits in 2004 were C$423 million compared with C$379 million in 2003. Variable compensation costs were higher in 2004, reflective of the increase in capital market fees and other revenue-related compensation. The balance of the increase in salaries and benefits was primarily due to the acquisition of Intesa and from higher benefits costs, resulting from increased pension and employee benefits costs.

Premises and equipment expenses in 2004 were C$101 million compared with C$107 million in 2003. Higher occupancy costs in 2004, and the costs from the acquisition of Intesa, were offset by lower expenses related to owned infrastructure equipment.

Other non-interest expenses in 2004 were C$272 million compared with C$259 million in 2003. Expenses were higher in the fourth quarter of 2004 compared with the same period in 2003 due to Intesa expenses, increased operating losses and increased administrative and information technology service fees arising from increased business volumes. For the year, other non-interest expenses were higher primarily due to the increased information technology service fees resulting from increased business activity during the year. These were partially offset by lower operating losses in 2004 compared with 2003.

Credit quality and provision for credit losses

The provision for credit losses was C$66 million for the year ended 31 December 2004 compared with C$61 million for 2003. For the quarter ended 31 December 2004 the provision for credit losses was C$22 million compared with C$8.0 million for the same period in 2003. The increase in the provision in the fourth quarter of 2004 compared with the same period in 2003 was primarily attributable to a small number of exposures across the customer groups. For the year, the provision for credit losses increased slightly compared to 2003. This was a result of the increased lending volumes in 2004, which was reflective of the improvement in economic conditions in North America.

Gross impaired loans decreased to C$182 million at 31 December 2004 compared with C$203 million at 31 December 2003. Total impaired loans, net of specific allowances for credit losses, were C$112 million at 31 December 2004 compared with C$148 million at 31 December 2003. The general allowance for credit losses was C$279 million at 31 December 2004 compared with C$258 million at 31 December 2003. The total allowance for credit losses, as a percentage of loans outstanding was 1.22 per cent at 31 December 2004 compared with 1.24 per cent at 31 December 2003.

Balance sheet

Total assets at 31 December 2004 were C$43.3 billion, an increase of C$5.8 billion from C$37.5 billion at 31 December 2003. The acquisition of Intesa in the second quarter of 2004 added approximately C$1.2 billion in assets. Commercial loans and acceptances increased by C$2.3 billion year-to-date due to our continued strategy to grow this business and due to the improved economic factors. Total residential mortgages and consumer loans grew by C$1.6 billion year-to-date as a result of the continued strong residential housing market and low interest rates.

Total deposits at 31 December 2004 were C$33.8 billion, an increase of C$4.5 billion from C$29.3 billion at 31 December 2003. Commercial deposits increased by C$3.6 billion year-to-date which reflected increased business activity as a result of the improved economy. Personal deposits grew by C$0.9 billion year-to-date. The strengthening of the Canadian dollar relative to the US dollar during 2004 impacted personal deposits. At constant exchange rates, personal deposits in 2004 would have increased by C$1.2 billion.

Total assets under administration

Funds under management were C$17.7 billion at 31 December 2004 compared with C$14.3 billion at 31 December 2003. The increase during the year was primarily attributable to growth in our retail brokerage company from continued investment in the business during the year and by the improvement in the equity markets compared to 2003.

Including custody and administration balances, total assets under administration were C$22.8 billion at 31 December 2004 compared with C$18.7 billion at 31 December 2003.

Capital ratios

The bank's tier 1 capital ratio was 8.6 per cent and the total capital ratio was
11.0 per cent at 31 December 2004. This compares with 8.4 per cent and 11.1 per cent, respectively, at 31 December 2003. The improvement in the tier 1 ratio was attributable to the issuance of C$175 million in common shares and net income earned in excess of the C$150 million in dividends declared. These were partially offset by an increase in risk-weighted assets due to the growth in our businesses during 2004.

Preferred share dividends

A quarterly dividend of 39.0625 cents per share, totalling C$2 million, has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 31 March 2005, for shareholders of record on 18 March 2005.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 170 offices. With about 10,000 offices in 76 countries and territories and assets of US$1,154 billion at 30 June 2004, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's 2004 Annual Report will be sent to shareholders during March 2005.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary


Figures in C$ millions                  Quarter ended             Year ended
(except per share amounts)      31Dec04   30Sep04   31Dec03   31Dec04   31Dec03
Earnings
Net income attributable to
  common shares                      86        82        71       345       292
Basic earnings per share           0.18      0.17      0.15      0.72      0.62

Performance ratios (%)
Return on average common
  equity                           16.6      16.4      17.0      18.3      18.7
Return on average assets           0.80      0.80      0.75      0.85      0.80
Net interest margin                2.38      2.51      2.53      2.49      2.66
Cost:income ratio                  55.6      58.1      61.6      56.0      57.0
Non-interest revenue: total
  revenue ratio                    38.4      35.4      35.1      37.0      33.9

Credit information
Impaired loans                      182       190       203
Allowance for credit losses
- Balance at end of period          349       355       313
- As a percentage of impaired
  loans                             192%      187%      154%
- As a percentage of loans
  outstanding                      1.22%     1.25%     1.24%

Average balances
Assets                           43,008    40,925    37,717    40,421    36,635
Loans                            28,235    27,727    25,113    26,922    24,543
Deposits                         32,640    31,825    29,700    30,823    29,041
Common equity                     2,070     1,991     1,658     1,886     1,563

Capital ratios (%)
Tier 1                              8.6       8.7       8.4
Total capital                      11.0      11.2      11.1

Total assets under
  administration
Funds under management           17,687    16,220    14,323
Custodial accounts                5,077     5,190     4,409
Total assets under
  administration                 22,764    21,410    18,732

Consolidated Statement of Income (Unaudited)


Figures in C$ millions                                         Quarter ended                  Year ended
(except per share amounts)                            31Dec04    30Sep04     31Dec03      31Dec04     31Dec03
Interest and dividend income
Loans                                                     366        352         343        1,396       1,375
Securities                                                 22         20          24           82         103
Deposits with regulated financial institutions             26         17          13           69          54
                                                          414        389         380        1,547       1,532
Interest expense
Deposits                                                  177        150         159          617         632
Debentures                                                  8          9           8           34          35
                                                          185        159         167          651         667
Net interest income                                       229        230         213          896         865

Provision for credit losses                                22         10           8           66          61
Net interest income after provision for credit losses     207        220         205          830         804

Non-interest revenue
Deposit and payment service charges                        20         20          19           81          79
Credit fees                                                21         21          18           81          69
Capital market fees                                        32         21          29          110          93
Investment administration fees                             15         16          14           60          53
Foreign exchange                                           18         16          17           68          61
Trade finance                                               6          8           6           28          26
Trading revenue                                             2          4           1           12           9
Securitisation income                                       4          6           2           25          26
Other                                                      25         14           9           61          27
                                                          143        126         115          526         443

Net interest and non-interest revenue                     350        346         320        1,356       1,247

Non-interest expenses
Salaries and employee benefits                            107        113         107          423         379
Premises and equipment                                     22         26          24          101         107
Other                                                      78         68          71          272         259
                                                          207        207         202          796         745

Income before the under-noted                             143        139         118          560         502
Effect of accounting change                                 -          -           -           14           -
Income before provision and non-controlling interest
  in income of trust                                      143        139         118          574         502
Provision for income taxes                                 51         51          41          210         188
Non-controlling interest in income of trust                 4          4           4           16          16
Income from continuing operations                          88         84          73          348         298
Income from discontinued operations^                        -          -           -            5           2
Net income                                                 88         84          73          353         300
Preferred share dividends                                   2          2           2            8           8
Net income attributable to common shares                   86         82          71          345         292

Average common shares outstanding (000)               488,668    488,668     471,168      481,066     471,168
Basic earnings per share (C$)                            0.18       0.17        0.15         0.72        0.62


^Reflects the sale of HSBC Canadian Direct Insurance Incorporated effective 30 April 2004.

Condensed Consolidated Balance Sheet (Unaudited)


Figures in C$ millions                         At 31Dec04   At 31Dec03
Assets
Cash and deposits with Bank of Canada                 328          256
Deposits with regulated financial
  institutions                                      4,094        3,373
                                                    4,422        3,629

Investment securities                               1,967        2,234
Trading securities                                  1,055          642
                                                    3,022        2,876

Assets purchased under reverse
  repurchase agreements                             2,264        1,572

Loans
- Businesses and government                        13,450       11,664
- Residential mortgage                             11,966       10,880
- Consumer                                          3,252        2,702
- Allowance for credit losses                        (349)        (313)
                                                   28,319       24,933

Customers' liability under acceptances              3,754        3,247
Land, buildings and equipment                         101          111
Other assets                                        1,381        1,141
                                                    5,236        4,499
Total assets                                       43,263       37,509

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions                    635          641
- Individuals                                      14,818       13,924
- Businesses and governments                       18,395       14,774
                                                   33,848       29,339

Acceptances                                         3,754        3,247
Assets sold under repurchase agreements                23           30
Other liabilities                                   2,785        2,340
Non-controlling interest in trust and
  subsidiary                                          230          230
                                                    6,792        5,847

Subordinated debentures                               426          504

Shareholders' equity
- Preferred shares                                    125          125
- Common shares                                     1,125          950
- Contributed surplus                                 177          169
- Retained earnings                                   770          575
                                                    2,197        1,819
Total liabilities and shareholders' equity         43,263       37,509

Condensed Consolidated Statement of Cash Flows (Unaudited)




                                     Quarter ended               Year ended
Figures in C$ millions       31Dec04   30Sep04   31Dec03    31Dec04     31Dec03
Cash flows provided by/
  (used in):
- Operating activities            60       (28)     (109)       416         751
- Financing activities           669       841       167      3,492         811
- Investing activities          (578)     (641)     (426)    (3,350)     (1,750)

Increase/(decrease)in
  cash and cash equivalents      151       172      (368)       558        (188)
Cash and cash equivalents,
  beginning of period          3,856     3,684     3,817      3,449       3,637
Cash and cash equivalents,
  end of period                4,007     3,856     3,449      4,007       3,449

Represented by:
- Cash resources per
  balance sheet                4,422     4,420     3,629
- less non-operating
  deposits^                     (415)     (564)     (180)
- Cash and cash equivalents,
  end of period                4,007     3,856     3,449

^Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 21 February 2005